[JPMORGAN CHASE LETTERHEAD]
VIA EDGAR

                                                        March 14, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


              RE: Chase Manhattan Bank USA, National Association, as Originator of the Receivables of the Chase Credit Card Master Trust (the
                       "Trust") Application for Withdrawal of
                       Registration Statement on Form S-3 File
                       No.: 333-76666


Ladies and Gentlemen:


     On behalf of Chase Manhattan Bank USA, National Association, a national banking association organized under the laws of the United States (the "Bank"), pursuant to the provisions of Rule 477(b) of the Securities Act of 1933, as amended, we hereby apply for an order granting the immediate withdrawal of the Bank's registration statement on Form S-3 filed January 14, 2002 referred to above (the "Registration Statement"). The Bank has concluded that it will not pursue an offering under the Registration Statement. No securities were sold in connection with the Registration Statement.

     The Registration Statement was originally filed with the Securities and Exchange Commission on January 14, 2002 to describe changes to the structure of the transactions to a two-step transfer whereby Chase USA Card Funding LLC, a Delaware limited liability company, was formed by the Bank to purchase the Receivables from the Bank and to transfer them to the Trust. The two-step structure was necessary for the Bank to preserve the off-balance sheet nature of the Trust pursuant to FASB's SFAS 140, which became fully applicable to the Bank as of December 31, 2001. The Bank requests withdrawal of this Registration Statement because, on March 5, 2002,

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the Bank among other things amended the governing law of the pooling and servicing agreement and the supplements to Delaware and effected other changes intended to ensure that the transfers of receivables under the pooling and servicing agreement continue to be accounted for as sales under generally accepted accounting principles without the use of the two-step structure.

     If you have questions regarding the foregoing application for withdrawal, please contact the undersigned by telephone at (212)-270-6255.


                                        Very truly yours,


                                        By:  /s/ James Y. Lee
                                        Name:  James Y. Lee
                                        Title: Assistant General Counsel



cc: Susan Guerrier